February 17, 2017

VIA EDGAR

Mr. Trace Rakestraw
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:	American Century Capital Portfolios, Inc. (the “Registrant”) (File Nos. 033-64872; 811-07820)

Dear Mr. Rakestraw:

Please find below our responses to your comments that we discussed on January 30, 2017, regarding Post-Effective Amendment No. 82, filed on December 16, 2016, to the Registrant’s registration statement for the AC Alternatives Long Short Fund (the “Fund”). For your convenience, we restated each of your comments prior to our responses.

1.
Comment: With respect to the Fund’s unified management fee, please confirm supplementally that shareholders pay the same advisory fee regardless of class, or if not, confirm how the Fund complies with Rule 18f-3 under the Investment Company Act of 1940.

Response: We hereby confirm that the advisory fee component of the Fund’s unified management fee does not vary by class. We reference the following disclosure from the Multiple Class Information section of the Fund’s prospectus:

The fund offers multiple classes of shares, which have different fees, expenses and/or minimum investment requirements. The difference in the fee structures between the classes is the result of their separate arrangements for shareholder and distribution services. It is not the result of any difference in advisory or custodial fees or other expenses related to the management of the fund’s assets, which do not vary by class. The Institutional Class and R6 Class shareholders do not require the same level of shareholder and administrative services from the advisor as shareholders of the other classes. In addition, American Century does not pay any fees to financial intermediaries for R6 Class shares. As a result, the advisor is able to charge these classes lower unified management fees. Different fees and expenses will affect performance.

American Century Investments
P.O. Box 410141, 4500 Main Street                            1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141                                www.americancentury.com

Mr. Trace Rakestraw
February 17, 2017

2.
Comment: The disclosure includes event driven and global macro investment strategies. For clarity, please consider revising the disclosure to indicate which underlying subadvisor specializes in those strategies or any other particular investment strategies.

Response: We have added disclosure indicating that PWP is responsible for event-driven strategies undertaken by the Fund. The Fund does not currently have specific underlying subadvisors specializing in global macro strategies. However, the Advisor is continuously evaluating managers and strategies and may allocate assets to managers or strategies at any given time. The prospectus clearly discloses that the Fund may allocate assets to “all or a subset of the investment strategies described.” Due to the fact that the Fund may determine to allocate assets to these strategies at some point during the period of effectiveness of this prospectus, we believe that the disclosure related to global macro strategies should remain as principal strategies and risks to provide investors an accurate view of all the strategies and risks that could comprise the Fund’s portfolio and therefore impact the performance of their investment.

3.	Comment: Consider deleting the “Style Risk” disclosure if the Fund does not utilize a specific investment style.

Response: We have deleted the disclosure as requested.

4.
Comment: Please indicate the guidance relied on by the Fund to utilize the date of the commencement of investment operations for its performance inception date rather than the date the Fund commenced operations. Please indicate why there was a lag between the commencement of operations and the commencement of investment operations and what the Fund was invested in during the lag.

Response: With respect to the decision to utilize the date the Fund commenced investment operations as the performance inception date, we relied on guidance provided by the Commission in the Lindbergh Funds No-Action Letter, dated October 30, 2002 (SEC File No. 811-9437) as well as outside legal counsel. In the Lindbergh letter, the Commission indicated it would not recommend enforcement action if a fund calculated its standardized average annual total return form the date that it commenced investment operations, meaning the date the fund began to invest in accordance with its investment objectives, even if such date followed the effective date of the fund’s registration statement. We also believe that the use of the commencement of the Fund’s investment operations is consistent with the Commission’s policy that a fund should show performance as of the date that presents, in all material respects, the more appropriate portrayal of performance. Based on this guidance, the Fund implemented a “test period” between the commencement of operations and the commencement of investment operations that would allow for (i) the testing of communications among the Fund’s subadvisors and custodian; (ii) completion of required trading agreements; (iii) testing of asset allocation strategies and communications; and (iv) full implementation of the Fund’s investment strategies. During the “test period,” the Fund remained largely invested in cash, though, the Fund did invest in a sufficient amount of investable securities to test appropriate operational procedures. As of October 30, 2015, we had determined that each of the objective criteria being tested had been met, the Fund had begun investing in accordance with its investment objectives, and utilizing this inception date would provide, in all material respects, the most appropriate portrayal of the Fund’s performance. We would also note

Mr. Trace Rakestraw
February 17, 2017

that throughout the “test period,” the Fund was not offered to the public and the Fund’s assets were limited to certain seed capital invested by American Century Investments and Perella Weinberg Partners.

5.	Comment: Does the Fund now or in the future intend to invest in contingent convertible securities (“CoCos”) and if so, how much of the Fund’s assets will be allocated to such investments?

Response: The Fund does not currently have any exposure to CoCos in its investment portfolio. In addition, the Fund does not currently invest or intend to invest in CoCos as a principal investment strategy. The Fund does include disclosure to the statement of additional information pertaining to investment in CoCos as the Fund’s investment strategy does allow it to invest in these types of securities in the future.

6.
Comment: Confirm that the Power of Attorney relied on to sign the Fund’s registration statement complies with section 483(b) of the Securities Act of 1933, particularly with respect to the requirement that the Power of Attorney be accompanied by certified resolutions of the Board of Directors.

Response: We hereby confirm that the Power of Attorney relied on to sign the Fund’s registration statement complies with Section 483(b) of the Securities Act of 1933. The Power of Attorney, which was accompanied by a certified copy of the applicable resolutions of the Board of Directors, was filed as an exhibit to Post-Effective Amendment No. 68 to the Registration Statement of American Century World Mutual Funds, Inc. on March 28, 2016 (File No. 33-39242).

If you have any questions with regard to the above responses, please contact Ryan Blaine at ryan_blaine@americancentury.com or 816-340-4414.

Sincerely,

/s/ Ryan L. Blaine
Ryan L. Blaine
Assistant Secretary